File No. 70-9677
                        (General Financing)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                    AMENDMENT NO. 3 TO FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

    Allegheny Energy, Inc.         Allegheny Energy Supply Company, LLC
    10435 Downsville Pike          R.R. 12, P.O. Box 1000
    Hagerstown, MD  21740          Roseytown, Penna. 15601

    West Penn Power Company        Allegheny Energy Service Corporation
    800 Cabin Hill Drive           10435 Downsville Pike
    Greensburg, PA  15601          Hagerstown, MD  21740

    Monongahela Power Company      The Potomac Edison Company
    1310 Fairmont Avenue           10435 Downsville Pike
    Fairmont, West Virginia 26554  Hagerstown, MD  21740

                    Allegheny Ventures, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740
                   _____________________________

                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

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1.   Applicants hereby amend the application by filing Item 1, C.
     Application of Proceeds by adding the following sentence:

     However, Genco will not use the proceeds from the Money Pool to make capital contributions to, or other investments in, EWGs or FUCOs.

                              SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         ALLEGHENY ENERGY, INC.

                         /s/ THOMAS K. HENDERSON, ESQ.

                         Thomas K. Henderson, Esq.


                         ALLEGHENY VENTURES, INC.

                         /s/ THOMAS K. HENDERSON, ESQ.

                         Thomas K. Henderson, Esq.


                         ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                         /s/ THOMAS K. HENDERSON, ESQ.

                         Thomas K. Henderson


                         THE POTOMAC ELECTRIC COMPANY

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson


                         MONONGAHELA POWER COMPANY

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson


                         WEST PENN POWER COMPANY

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson


                         ALLEGHENY ENERGY SERVICE CORPORATION

                         /s/ THOMAS K. HENDERSON

                         Thomas K. Henderson

Dated:  July 11, 2000